Exhibit 10.3

September 7, 2007

Mr. Walter M. Rosebrough, Jr.

831 Farm Quarter Road

Mt. Pleasant, SC 29464

Dear Walt:

STERIS Corporation (“STERIS” or “Company”) is pleased to present our offer of employment to you. Upon approval by the STERIS Board of Directors (the “Board”) and execution by you and STERIS, this letter agreement will be effective October 1, 2007 (the “Effective Date”), and contain the terms and conditions of your employment and the rights and obligations of the parties relating to your employment. Notwithstanding anything herein to the contrary, you will be an at-will employee of the Company, and either you or the Company may terminate your employment with the Company at any time for any reason or for no reason.

1. Position and Duties. Upon the Effective Date, you will have the positions and titles of President and Chief Executive Officer, reporting to the Board. You will have the duties, responsibilities, obligations and authority of an executive serving in such positions, subject to Board approvals and delegations. While you are employed in such positions, you will devote your best efforts and your full business time and attention (except for permitted vacation periods, reasonable periods of illness or other incapacity, and not more than 3 company board memberships in addition to membership on STERIS’s Board, subject to Board approval, provided that no more than 2 of such board memberships may be on public company boards) to the business and affairs of STERIS. You will perform your duties, responsibilities, and obligations to the best of your abilities in a diligent, trustworthy, ethical, responsible, businesslike and efficient manner. You will perform your duties and responsibilities principally in the metropolitan area of the Company’s headquarters in Mentor, Ohio. Upon the Effective Date, you will be appointed as a member of the Board and, provided you continue to serve as President and Chief Executive Officer, the Board or the Compensation and Corporate Governance Committee of the Board (“Committee”) will nominate you to stand for election as a member of the Board at the Company’s 2008 Annual Meeting of Shareholders.

2. Compensation. During the Term, you shall be entitled to the compensation and benefits described in this Paragraph 2.

(a) Salary. Your initial base salary rate during the Company’s fiscal year that commences on April 1, 2007 and ends on March 31, 2008 (“FY08”) will be $750,000 per year and will be subject to annual or other periodic review by the Board or the Committee.

(b) Bonus/FY08 Incentive. During FY08, you will be eligible to participate in the Company’s Senior Executive Management Incentive Compensation Plan (“SEMICP”) with an incentive award based on achievement of specified performance goals and criteria identified by the Board, at a guideline rate of 100% and a maximum award not to exceed 175% of your base salary earned in FY08.

(c) Senior Executive Management Incentive Compensation Plan. After FY08, you will be eligible to participate in the SEMICP with an incentive award based on achievement of specified performance goals as determined by criteria and other performance measures and target attainment as may be established by the Committee.

(d) Initial Equity Compensation. For FY08, you will be entitled to receive a grant of 12,000 STERIS restricted stock units (“Restricted Stock Units”) and 35,000 options on STERIS common shares (“Stock

Options”) subject and pursuant to the terms and conditions of the STERIS Corporation 2006 Long Term Equity Incentive Plan (the “2006 Equity Plan”) and the applicable Restricted Stock Unit and Non-Qualified Stock Option agreements, which you will be required to sign. These FY08 Stock Option and Restricted Stock Unit grants will be granted on the tenth trading day after the Effective Date. The exercise price of the FY08 Stock Options and the value assigned to the FY08 Restricted Stock Units will be the closing price of STERIS common stock on the New York Stock Exchange on the date of grant.

(e) Equity/Long Term Incentive Awards. After FY08, you will also be entitled to participate in Restricted Stock Unit, Stock Option, and other equity incentive compensation awards pursuant to the 2006 Equity Plan or other plans or programs approved by shareholders or the Board, with such participation as determined by the Board or the Committee.

(f) Expense Reimbursement. STERIS will reimburse you for all reasonable business expenses incurred by you during your employment in the course of performing your duties under this Agreement that are consistent with STERIS policies in effect from time to time with respect to travel, entertainment and other business expenses, subject to requirements applicable generally with respect to reporting and documentation of such expenses.

(g) Benefits. You will be entitled to participate in STERIS’s standard benefit programs applicable to other salaried employees of STERIS (the “Standard Benefits Package”). The Standard Benefits Package means those benefits (which may include the STERIS Retirement Savings Plan, deferred compensation program, medical and dental programs, short-term and long-term disability benefits, life insurance, business travel accident coverage, flexible spending accounts, and employee assistance program) for which STERIS’s salaried, non-union, employees located in the Company’s headquarters location are from time to time generally eligible, as determined from time to time by the Committee or the Board. Notwithstanding anything to the contrary, the Standard Benefits Package will not include the right to participate in any severance, separation or termination plan, program or benefit, which you agree is superseded and fully replaced by this agreement.

(h) Change of Control Agreement. The Board has approved the execution by the Company of a Change of Control Agreement with you upon the Effective Date (your “Change in Control Agreement”).

(i) Sign-On Compensation. You will receive a one-time payment and equity grant as follows: (i) cash payment in the amount of $200,000, (ii) a grant of 100,000 Stock Options, and (iii) a grant of 33,000 Restricted Stock Units. The cash payment will be paid to you on the Effective Date. The one-time grants of Stock Options and Restricted Stock Units described in this subsection are subject and pursuant to the 2006 Equity Plan and the applicable Restricted Stock Unit and Non-Qualified Stock Option agreements and will be made on the tenth trading day after the Effective Date. The exercise price of the Stock Options and the value assigned to the Restricted Stock Units will be the closing price of STERIS common stock on the New York Stock Exchange on the date of grant.

(j) Other. You will also be entitled to the following: (i) four (4) weeks of paid vacation per year; (ii) a car allowance equal to $1,250 per month; (iii) an annual allowance for financial planning and tax preparation up to $5,500 per year, payable upon submission of appropriate documentation; (iv) participation in the executive physical program established by STERIS and approved by the Committee; (v) club dues and related initiation fees as approved by the Committee; and (vi) reimbursement, in accordance with STERIS’s relocation policy, for your reasonable expenses incurred in relocating yourself and your family to the Mentor, Ohio area.

You understand that your compensation will be subject to applicable withholding, deductions and contributions. To the extent that any benefit described in Subparagraph 2(f) or 2(j) or Subparagraph 5(b)(i) is provided through reimbursement of incurred expenses and the right to receive such reimbursement would constitute the deferral of compensation within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), any such reimbursement shall be for appropriate expenses incurred by you during the Term and such reimbursement shall be made not later than December 31 of the year following the year in which you incur the expense. In no event will the amount of expenses so reimbursed by STERIS in one year affect the amount of expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year.

In addition, if the Company’s financial statements for any fiscal year of the Company falling within the Term are required to be restated due to material noncompliance, as a result of misconduct, with any financial reporting requirement you shall, at the request of the Board or the Committee, return or forfeit, as applicable, all or a portion (but no more than one-hundred percent (100%)) of any bonus or incentive award (including equity awards) made to you with respect to any fiscal year of the Company the financial results of which are negatively affected by such restatement. The amount to be recovered from you shall be the amount by which the bonus or incentive compensation award exceeded the amount that would have been payable to you had the Company’s financial statements been initially filed as restated (including, but not limited to, the entire award), as determined by the Board or the Committee. The Committee shall determine whether the Company shall effect any such recovery (i) by seeking repayment from you, (ii) by reducing (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement) the amount that would otherwise be payable to you under any compensatory plan, program or arrangement maintained by the Company, (iii) by withholding payment of future increases in compensation (including the payment of any discretionary bonus amount) or grants of compensatory awards that would otherwise have been made in accordance with the Company’s compensation practices, or (iv) by any combination of the foregoing.

3. Other Agreements. You agree, in connection with your employment with STERIS, to execute and be bound by the terms and conditions of the following agreements: (a) Change of Control Agreement (Tier 1); (b) Restricted Stock Unit Agreements; (c) Non-Qualified Stock Option Agreement; (d) Non-Disclosure and Non-Competition Agreement; and (e) Code of Business Conduct (collectively, the “Other Agreements”).

4. Term.

(a) Except as hereinafter provided, the term of this letter agreement (the “Term”) shall commence upon the Effective Date and shall continue until the close of business on the third anniversary of the Effective Date.

(b) On the third anniversary of the Effective Date and on each anniversary thereafter, unless the Term shall have ended pursuant to subparagraph 4(c) below or the Company shall have given you thirty (30) days written notice that the Term will not be extended, the Term shall be extended for an additional year.

(c) Notwithstanding (a) or (b) above, the Term shall end upon the termination of your employment with the Company for any reason.

5. Post-Employment Benefits.

(a) Accrued Compensation/Benefits. Upon the termination of your employment for any reason during the Term, you will cease to have any rights to compensation or benefits and except as otherwise set forth herein, you shall be entitled only to (i) any base salary that has accrued but is unpaid, any reimbursable expenses that have been incurred but are unpaid, and any unexpired vacation days that have accrued under STERIS’s vacation policy but are unused, as of the end of your employment; (ii) any plan benefits that by their terms extend beyond termination of your employment but only to the extent provided in any such benefit plan in which you have participated as an employee of STERIS; and (iii) any benefits to which you are entitled under Part 6 of Subtitle B of Title I of the Employee Retirement Income Security Act of 1974, as amended (“COBRA”).

(b) Severance. If your employment terminates during the Term by reason of your death or Disability (as defined below), because the Company terminates your employment without Cause (as defined below), or because you terminate your employment with Good Reason (as defined below) then, subject to Paragraph 5(c) below, you will be entitled to the following amounts and benefits, all payable in accordance with the requirements of Section 409A:

(i) An amount equal to twenty-four (24) months of salary continuation, car allowance and financial planning/tax preparation allowance. Such amount shall be paid in twenty-four (24) monthly installments, each of which shall be considered a separate payment and not one of a series of payments, to commence on the first day of the first month following the 60th day after your termination of employment, provided that if, on the date of your termination of employment, you are a specified employee (within the meaning of in Section 409A), and if the payments to be made to you hereunder are considered to be the deferral of compensation within the meaning of Section 409A, the Company shall pay all amounts of such deferred compensation that would have been due during the six-month period following your termination of employment on the first day of the seventh month following the termination date (or, if earlier, as soon as practicable after the date of your death);

(ii) the annual one-time incentive payment you would have been paid, if any, under the SEMICP relating to the fiscal year of termination if your employment had not been terminated, prorated to the date of termination, such payment to be based on applicable targets, threshold and other SEMICP criteria and terms and actual performance relative thereto for such fiscal year, and to be made at the same time that annual incentive payments for such fiscal year are made to other senior executives of the Company;

(iii) eighteen (18) months of continuation in STERIS medical and dental plans (the “Health Plans”) pursuant to COBRA, (it being understood that the Health Plans expressly do not include life insurance or short-term or long-term disability coverage). You will be required to pay the normal cost of such COBRA coverage.

(c) Release. Notwithstanding anything herein to the contrary, the Company shall not be obligated to make any payment or provide any benefit under Paragraph 5(b) hereof following your termination of employment by reason of your Disability or a termination of your employment by the Company without Cause or by you for Good Reason unless, on or before the sixtieth (60th) day following your termination of employment, (i) you execute a release of all current or future claims, known or unknown, arising on or before the date of the release against the Company and its subsidiaries and the directors, officers, employees and affiliates of any of them, in the form attached to this Agreement, and (ii) any applicable revocation period expires without you having revoked such release.

(d) Notwithstanding anything to the contrary, if you are entitled to benefits under this Agreement and your Change in Control Agreement based on the same event, you will be entitled to severance benefits under either this Agreement or your Change in Control Agreement, whichever provides for greater benefits, but will not be entitled to benefits under both agreements.

(e) For purposes of this agreement:

(i) “Cause” means (A) your conviction of a felony; (B) your indictment for a felony as a result of any acts or omissions in the operation of the Company’s business, except to the extent that such acts or omissions are fully consistent with Company policy and industry practices; (C) your indictment for a felony that is not as a result of any acts or omissions in the operation of the Company’s business but has a material adverse effect upon the Company, its business or reputation or your ability to perform your duties, (D) fraud, misappropriation or embezzlement by you whether or not involving the Company; (E) your material breach of this Agreement or any of the Other Agreements which has not been cured within the applicable time period set forth in those Agreements and, if not so specified, promptly (taking into account the nature of the misconduct and the actions that must be taken to effect the cure) after receipt by you of notice thereof from the Company; or (F) your gross misconduct, gross negligence, moral turpitude, or insubordination, that has a material adverse effect upon the Company, its business or reputation or your ability to perform your duties;

(ii) “Good Reason” means (A) the Company fails to make any payment when due pursuant to Section 2; (B) demotion from your position as President and Chief Executive Officer, (C) any material decrease in your base salary compensation, a reduction of your maximum bonus opportunity under the SEMICP to less than 100% of base salary, or the Company’s failure to provide you eligibility for stock, options or other equity grants under the 2006 Equity Plan or successor plans if such grants are broadly provided to other current senior executives, provided that any such decrease, reduction, or non-eligibility described in this Section 5(e)(ii)(C) will not be considered Good Reason if similar change(s) are recommended by the Company’s independent compensation consultant, or by the STERIS Board for general application to other current senior executives; (D) a material breach of this Agreement by the Company (other than a payment default); (E) the Company requires you to work out of an office that is more than 50 miles outside of Mentor, Ohio for more than 30 consecutive days without your written consent; or (F) the shareholders of the Company fail to elect or re-elect you to the Board, or elect to remove you from the STERIS Board other than for Cause; and in each case, you have provided the Company with written notice within thirty (30) days describing the initial event which you believe constitutes “Good Reason,” and the Company has failed to remedy the situation promptly (taking into account the nature of the breach and the actions that must be taken to effect the cure) after receipt of such notice; and

(iii) “Disability” shall have the meaning used for purposes of the Company’s long term disability plan as in effect from time to time.

6. Miscellaneous. You represent and warrant to STERIS that: (a) the execution, delivery and performance of this agreement by you does not and will not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which you are a party or by which you are bound, (b) you are not a party to or bound by (i) any employment agreement or non-compete/non-solicitation agreement with any other person or entity, or (ii) any confidentiality agreement that would impair your ability to perform your duties under this Agreement with any other person or entity, and (c) upon the execution and delivery of this agreement by you, this agreement will be a valid and binding obligation of you, enforceable in accordance with its terms. STERIS may withhold from any amounts payable under this agreement all federal, state, city or other taxes as STERIS is required to withhold pursuant to any applicable law, regulation or ruling.

Whenever possible, each provision of this agreement shall be interpreted in such manner as to be effective and valid, but if any provision of this agreement is held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this agreement shall be reformed, construed and enforced as if such invalid, illegal or unenforceable provision had never been contained herein. Ohio law shall govern the terms and any interpretation of this Agreement and any dispute hereunder shall be submitted to binding arbitration before three arbitrators in the city of Cleveland, Ohio, pursuant to the rules of the American Arbitration Association.

This agreement embodies the complete agreement and understanding between the parties with respect to the subject matter hereof and effective as of its date supersedes and preempts any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way. The provisions of this Agreement may be amended or waived only with the prior written consent of STERIS and you, and no course of conduct or failure or delay in enforcing the provisions of this agreement shall affect the validity, binding effect or enforceability of this agreement. STERIS’s obligation under Section 5 to pay severance benefits with respect to your termination of employment that has occurred prior to the termination of this Agreement and STERIS’s rights to recoupment under the last paragraph of Section 2, are subject to the terms of the respective Sections and will survive the termination of this Agreement. This agreement may be executed in separate counterparts, each of which shall be deemed to be an original and both of which taken together shall constitute one and the same agreement.

If you find this agreement acceptable, please sign and date the letter on the line indicated below and return this letter along with the other agreements to me. If you need more information in regard to any of the conditions in the above offer, please contact Don Whitehouse, Vice President of Human Resources or Mark McGinley, Senior Vice President, General Counsel. This agreement is subject to the return of the required executed agreements.

Sincerely,

STERIS Corporation

By: /s/ John P. Wareham

John P. Wareham

Chairman of the Board

Acknowledged and Agreed:

By: /s/ Walter M. Rosebrough, Jr.
Walter M. Rosebrough, Jr.

Date:

WAIVER AND RELEASE

DO NOT SIGN WITHOUT READING AND UNDERSTANDING

In consideration of the payments to be made to me following termination of my employment with STERIS Corporation pursuant to the employment agreement between STERIS Corporation and me dated September        , 2007 (the “Employment Agreement”), which payments I acknowledge I am not entitled to receive without execution of this Waiver and Release, and which payments will not commence earlier than eight days after the execution of this Waiver and Release, I (the undersigned), for myself, my heirs, administrators, executors, and assigns, release and discharge STERIS, its affiliates, subsidiaries, divisions, successors, and assigns and the employees, officers, directors, and agents thereof (collectively referred to throughout this Waiver and Release as “STERIS”) from any and all claims arising out of or relating to my Employment Agreement, my employment with STERIS, and my departure from my employment with STERIS based upon or related to any contention (i) that my employment terminated or ended because of any wrongful, unlawful, or improper reason or in violation or breach of any express or implied contract or agreement, or (ii) that STERIS engaged in any unlawful or discriminatory act, event, pattern, or practice involving age, religion, sex, national origin, ancestry, handicap, veteran status, race, or color, including without limitation, the federal Age Discrimination in Employment Act, 29 U.S.C. §621 et seq., or any similar state law.

I warrant that no promise or inducement has been offered to me other than as set forth in the Employment Agreement, that I am relying on no other statement or representation by STERIS, and that I have not assigned any of my rights. I have read this Waiver and Release; I have had a full opportunity to consider it (including the opportunity to consult with an attorney of my choice); and I understand that by signing it I am giving up important rights, including any right to sue under federal, state, or local law. I also verify that my entering into this Waiver and Release is wholly voluntary.

I further warrant that:

(a) I understand that I am specifically waiving rights or claims under the federal Age Discrimination in Employment Act, 29 U.S.C. §621 et seq.;

(b) I understand that I am not hereby waiving any rights or claims that may arise after this Waiver and Release is executed by me;

(c) I understand that this Waiver and Release is being given by me in exchange for consideration that is more valuable to me than what I am entitled to without the Employment Agreement and the execution of this Waiver and Release;

(d) I have been advised in writing by STERIS that I should have, at my expense, an attorney of my choice review this Waiver and Release;

(e) I have been advised by STERIS that I may take up to [twenty-one (21) days OR forty-five (45) days AS STERIS MAY DETERMINE AND PROVIDE] from receipt of this Waiver and Release to determine whether to execute the same; and

(f) I have been advised by STERIS that this Waiver and Release may be revoked by me within seven (7) days following execution of this Waiver and Release whereupon this Waiver and Release shall be null and void.

IN WITNESS WHEREOF, I,                                 , have hereby set my hand this                      day of                         ,             .

Witnesses:

Acknowledgment of Receipt of Waiver and Release

I,                                 , do hereby acknowledge that on                                     , I received a copy of the Waiver and Release which is attached hereto, and I understand that I have [twenty-one (21) days OR forty-five (45) days AS STERIS MAY DETERMINE AND PROVIDE] from the date of receipt of the Waiver and Release to determine whether to execute it.

Witness:

Director of Human Resources

STERIS Corporation

5960 Heisley Road

Mentor, Ohio 44060

Re: Waiver and Release

Dear Sir or Madam:

On                            ,                 , I executed a Waiver and Release in favor of STERIS. More than seven (7) days have elapsed since I executed the Waiver and Release. I have at no time revoked my acceptance or execution of the Waiver and Release and, accordingly, I hereby request that STERIS commence making the payments due to me under my Change of Control Agreement.

Very truly yours,

*EXECUTIVE NAME*

*TITLE*